12g3-2(b)#: 82-2306

RECEIVED FEB - 5 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

03003700

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.	02	11	30	03	01	21

ISSUER ADDRESS
1400 – 400 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3G2	604-643-1789	604-689-1743

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
STUART ROGERS	DIRECTOR	604-689-1743

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GEORGE MAINAS"	GEORGE MAINAS	03	01	21
"STUART ROGERS"	STUART ROGERS	03	01	21

FIN51-901F Rev.2000/12/19

PROCESSED
MAR 0 3 2003
THOMSON FINANCIAL

dlw 2/10

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
QUARTERLY REPORT - FORM 51-901F
November 30, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Breakdown of Office Expense for the nine month period ending November 30, 2002:

Office rent	$ 28,216
Telephone	6,490
Postage and mailing	394
Bank charges	298
	$ 35,398

2. See Note 5 of the attached consolidated financial statements for the nine -month period ended November 30, 2002.

3. a) Summary of securities issued during the period: NIL

   b) Summary of stock options granted during the period: NIL

4. a) See Note 6 to the attached consolidated financial statements

   b) See Note 6 to the attached consolidated financial statements.

   c) See Note 6 to the attached consolidated financial statements.

   d) There are no shares held in escrow.

5. Directors and Officers as at January 21, 2003: George A. Mainas – Director and President
   Stuart Rogers – Director
   C. Hugh Maddin – Director
   Tracy Ring – Secretary

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED NOVEMBER 30, 2002

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities in the high technology and telecommunications field on an international basis.

On October 26, 2001 the Company entered into a standstill agreement with Enercon Technologies, Inc. ("Enercon"). Enercon is a Nevada registered company with its principal place of business in London, U.K. Enercon has the right to acquire patented technology for converting all forms of waste plastic (including PVC) into gasoline and diesel fuels.

Pursuant to the terms of the standstill agreement, the Company and Enercon had 60 days to complete their due diligence review and investigation of each others business affairs. During this standstill period, Enercon and the Company agreed to refrain from seeking or entertaining any other offers to acquire interests in their respective companies.

On January 16, 2002 the Company announced that the standstill agreement with Enercon had expired with no agreement having been reached. The Company continued its discussions with Enercon after that date, while continuing to investigate other opportunities. All discussions with Enercon were subsequently terminated as of July 1, 2002.

In July, 2002 management of the Company elected to re-focus its attention on investment opportunities in the telecommunications field that would complement its existing cable distribution licenses in Bulgaria. The Company is currently in the process of re-evaluating the status of the Bulgarian cable opportunity, in light of recent developments in telecommunications technology and additional investment opportunities that have now become available.

Results of Operations

Consulting fees of $4,500 incurred during the three months ended November 30, 2002 were unchanged from the $4,500 incurred during the three-month period ended November 30, 2001, with this amount accrued to a director of the Company for provision of ongoing administrative services. Management fees of $11,719 incurred during the three-month period ended November 30, 2002 (at the rate of US$2,500 per month) were unchanged from the same period a year prior (2001 - $11,719).

During the three-month period ending November 30, 2002 office expenses were reduced to $9,594 from the $16,644 incurred during the same period a year prior, when increased levels of expenditure were incurred for the review and negotiation of potential acquisitions.

There was no printing expense incurred during the three month period ended November 30, 2002, as compared to $441 incurred during the same three month period a year prior for printing of shareholder materials.

Professional fees increased slightly from the $2,492 incurred during the three-month period ended November 30, 2001 to the $2,655 incurred during the three month period ended November 30, 2002. These fees related to preparation of materials for the Company's Annual General Meeting, which was held in August of both years.

Transfer agent fees of $724 incurred during the three month period ended November 30, 2002 were relatively unchanged from the $635 incurred during the same period a year prior.

As a result of decreases in various categories of expenditure, as outlined above, the Company's loss for the three month period ended November 30, 2002 was reduced to $29,192 from the $35,990 incurred during the same period a year prior.

Liquidity and Capital Resources

At November 30, 2002 the Company had negative working capital of $(308,872) and cash on hand of $19,282. This compares to negative working capital of $(159,547) and cash of $47,758 at the prior year-end of February 28, 2002.

Cash decreased by $5,006 during the three-month period ended November 30, 2002. The decrease in cash was the result of negative cash flow from operations of $(29,192), a reduction in accounts payable of ($2,571) and an increase in accounts receivable of $1,163. This was offset by an increase in the amount due to related parties of $25,594.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company may in the future depend on the Company's ability to obtain additional financings. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Inactive Status

On August 28, 2001 the Company was informed by the Canadian Venture Exchange ("CDNX") (now the TSX Venture Exchange), that it does not meet the Tier Maintenance Requirements of the TSX Venture Exchange, as outlined in the TSX Venture Exchange Policy 2.5, and has been designated inactive.

Inactive status prohibits the Company from granting new stock options, its insiders from exercising previously granted options, and the Company from accruing management fees of more than $2,500 per month

The Company submitted a reactivation plan to the TSX Venture Exchange prior to the deadline of August 13, 2002 with respect to an investment opportunity in the telecommunications field that will complement its existing business. The Company must now attain minimum Tier Maintenance Requirements by no later than February 13, 2003 or the listed securities of the Company may be suspended from trading on the TSX Venture Exchange.

Debt Settlement

On August 8, 2002 the Company announced that it had reached agreement to settle $248,313 of debt through the issuance of 1,000,000 shares at a deemed price of $0.248 per share, subject to acceptance for filing by the TSX Venture Exchange. This debt settlement was not accepted by the TSX Venture Exchange as filed, and has subsequently been withdrawn.

Other Matters

No investor relations activities were undertaken during the period.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

November 30, 2002 and February 28, 2002

	November 30, 2002	Feb. 28, 2002 (audited)
Assets		
Current assets:		
Cash	$ 19,282	$ 47,758
Accounts receivable	1,589	1,665
	20,871	49,423
Cable distribution licences	1	1
	$ 20,872	$ 49,424
Liabilities and Deficiency in Assets		
Current liabilities:		
Accounts payable and accrued liabilities	$ 30,242	$ 19,111
Due to related parties (note 5)	299,501	189,859
	329,743	208,970
Deficiency in assets:		
Share capital (note 6)	7,113,503	7,113,503
Deficit	(7,422,374)	(7,273,049)
	(308,871)	(159,546)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 20,872	$ 49,424

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)

Three and Nine Month Periods Ended November 30, 2002 and 2001

	Three months ended Nov. 2002	Three months ended Nov. 2001	Nine months ended Nov. 2002	Nine months ended Nov. 2001
Administrative expenses:				
Consulting	$ 4,500	$ 4,500	$ 13,500	$ 29,675
Filing fees	-	-	2,670	1,695
Management fees	11,719	11,719	34,801	34,796
Miscellaneous	-	-	-	-
Office	9,594	16,644	35,398	47,138
Printing	-	441	419	441
Professional fees	2,655	2,492	33,065	18,201
Transfer agent	724	635	3,230	2,523
Travel and promotion	-	-	26,242	-
	29,192	35,990	149,325	134,469
Loss for the period	29,192	35,990	149,325	134,469
Deficit, beginning of period	7,393,182	7,190,440	7,273,049	7,091,961
Deficit, end of period	$7,422,374	$7,226,430	$7,422,374	$7,226,430
Loss per share	$ 0.013	$ 0.018	$ 0.065	$ 0.068

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three and Nine month Periods ended November 30, 2002 and 2001

	Three Months Ended Nov. 2002	Three Months Ended Nov. 2001	Nine Months ended Nov. 2002	Nine Months ended Nov. 2001
Cash provided by (used in):				
Operations:				
Loss for the period	$(29,192)	$(35,990)	$(149,325)	$(134,469)
Changes in operating working capital:				
Accounts receivable	1,163	508	76	1,794
Accounts payable & accrued liabilities	(2,571)	(1,410)	11,131	(1,991)
	(30,600)	(36,892)	(138,118)	(134,666)
Financing:				
Issue of shares	-	-	-	38,290
Advance on private placement	-	31,746	-	31,746
Due to related parties	25,594	(411)	109,642	16,843
	25,594	31,335	109,642	86,879
Increase (decrease) in cash position	(5,006)	(5,557)	(28,476)	(47,787)
Cash position, beginning of period	24,288	13,376	47,758	55,606
Cash position, end of period	$ 19,282	$ 7,819	$ 19,282	$ 7,819

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)

Nine months ended November 30, 2002 and 2001

---

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is incorporated under the Company Act (British Columbia). Its primary business activity is the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is concurrently investigating other opportunities in this industry in the region. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (formerly the Canadian Venture Exchange) (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To November 30, 2002 the Company has generated no revenues and has incurred significant operating losses. At November 30, 2002 the Company had a working capital deficiency of $308,872. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in the year ended February 28, 1999.

(c) Stock-based compensation:

The Company grants stock options under CDNX policies. No compensation is recorded when the options are granted. Any consideration paid by employees or directors on exercise of stock options is credited to share capital.

3. Cable distribution licences (continued):

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company has received a ten year licence expiring on February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova has been recorded at a nominal amount. No licences have yet been obtained in Slovakia. Expenses incurred in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 2000. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced an additional US $250,000 to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

7. **Commitments and contingencies:**

(a) On November 30, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is contributing its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.